EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes	$92,624	$63,443	$91,728	$45,351	$88,378
Fixed Charges (as below)	46,156	42,377	46,787	39,475	36,762
Total Earnings	$138,780	$105,820	$138,515	$84,826	$125,140

FIXED CHARGES
Interest Expense	$39,249	$40,422	$44,784	$37,957	$34,094
Credit for Allowance for Borrowed Funds Used During Construction	5,570	673	451	280	668
Trust Dividends	-	(186)	(93)	(62)	-
Estimated Interest Element in Lease Rentals	1,337	1,468	1,645	1,300	2,000
Total Fixed Charges	$46,156	$42,377	$46,787	$39,475	$36,762

Ratio of Earnings to Fixed Charges	3.00	2.49	2.96	2.14	3.40